UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number: 001-36731

eHi Car Services Limited

Unit 12/F, Building No. 5, Guosheng Center

388 Daduhe Road, Shanghai, 200062

People's Republic of China

(8621) 6468-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eHi Car Services Limited

By:	/s/ COLIN CHITNIM SUNG
Name:	Colin Chitnim Sung
Title:	Chief Financial Officer

Date: November 30, 2017

EXHIBIT INDEX

Exhibit 99.1	Notice of Annual General Meeting of Shareholders dated November 30, 2017

Exhibit 99.2	Proxy Statement dated November 30, 2017

Exhibit 99.3	Proxy Card for Annual General Meeting of Shareholders